
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 6, 2014

Via E-mail
Megan Parisi
The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006

    Re: Poage Bankshares, Inc.
              Definitive Additional Materials on Schedule 14A
              Filed May 5, 2014 By Stilwell Value Partners II, L.P., et al.
              File No. 001-35295

Dear Ms. Parisi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Additional Materials Filed on May 5, 2014

1.   Please avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct of the Board without factual foundation. Disclose the factual foundation for any such assertions, if available or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. In particular, we note:

- the implication in the third and fourth paragraphs that the Board, in approving the Town Square acquisition, acted "foolishly" and that no current director "counseled patience";
- your view that "issuing shares below book value is one of the cardinal sins that a board can commit";
- the implication that the Board acted improperly in not allowing a vote on the merger when it was not required to do so; and
- your assertion that the Board is "obviously sorely deficient" in the area of corporate mergers and acquisitions.

Please also support your prediction about later structuring an accretive acquisition, and, in future filings, clarify that you are drawing a distinction between acquisitions which are immediately accretive and acquisitions which are accretive over time.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin, Attorney-Advisor, Office of Financial Services, at (202) 551-3552 with any questions. If you require further assistance, you may contact me at (202) 551-3641.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via E-mail
        Mary Ann Frantz, Esq.